2270 PLATT, LLC

OPERATING AGREEMENT

2270 PLATT, LLC

OPERATING AGREEMENT

THIS OPERATING AGREEMENT OF **2270 Platt, LLC** (the "Company"), effective this ___ day of February, 2020, by and among **2270 Platt, LLC**, a Michigan limited liability company (the "Company") and the persons executing this Operating Agreement as members of the Company and all of those who shall hereafter be admitted as members (individually, a "Member" and collectively the "Members"), who agree as follows:

WITNESSETH:

WHEREAS, the parties hereto desire to form a limited liability company for the purposes set forth in this Agreement.

WHEREAS, the parties hereto desire to evidence their agreements with respect to such limited liability company by entering into this Agreement.

NOW, THEREFORE, in consideration of their mutual promises, covenants, and agreements, and other valuable consideration transferred herein, the receipt and adequacy of which is hereby confessed and acknowledged, the parties hereto do hereby promise, covenant, and agree as follows:

ARTICLE I

FORMATION, NAME, OFFICES, PURPOSES, AND DEFINITIONS

Section 1.1   **Formation of Limited Liability Company**. The Company has been organized as a Michigan limited liability company (the "Company") under and subject to the Michigan Limited Liability Company Act (the "Act"), by the filing of Articles of Organization ("Articles") with the Michigan Secretary of State as required by the Act. The rights, duties, and obligations of the Members will be governed in accordance with the provisions hereof and the Act.

Section 1.2.   **Name**. The Name of the Company shall be "**2270 Platt, LLC**". The Company may also conduct its business under one or more assumed names.

Section 1.3. Duration. The Company began its existence upon the filing of the Articles with the Michigan Secretary of State, and it shall continue in existence for the period of time as specified in the Articles or in conformity with the provisions of this Agreement.

Section 1.4.   **Offices**. The principal office of the Company shall be located at 1957 Crooks Rd, Suite B, Troy, Michigan 48084. The Company may have such other or additional offices as the Members shall deem necessary or advisable.

Section 1.5. **Purpose**. The purpose of the Company is the purchase and development of 8.9 acres real estate located at 2270 Platt Road, Ann Arbor, Michigan (the "Project") and to engage in any other activity for which limited liability companies may be formed under the Act. The Company shall have all the powers necessary and convenient to affect any purpose for which it is formed, including all powers granted by the Act.

Section 1.6. **Registered Office and Resident Agent**. The Registered Office and Resident Agent of the Company shall be as designated in the initial Articles or any amendment thereof. The Registered Office and/or Resident Agent may be changed from time to time. Any such change shall be made in accordance with the Act. If the Resident Agent shall ever resign, the Company shall promptly appoint a successor.

Section 1.7. **Definitions**. The following definitions are used throughout this Agreement:

A. "Act" means the Michigan Limited Liability Company Act.

B. "Agreement" means this Operating Agreement, as it may be amended from time to time.

C. "Capital Account" - See Section 4.4 of this Agreement.

D. "Capital Contributions" means, with respect to each member, the total amount of cash that such Member has contributed or agreed to contribute, as the context requires, to the capital of the Company, as provided in this Agreement.

E. "Code" means the Internal Revenue Code of 1986, as amended through the date of this Agreement (or any corresponding provision of any succeeding law). The term "Section(s)," as used with Code, shall refer to Sections of the Code. The phrase "Treasury Regulations" shall refer to the regulations issued by the Department of Treasury.

F. "Defaulting Member" - See Section 4.3 hereof.

G. "Nondefaulting Member" - See Section 4.3 hereof.

H. "Omitted Contribution" - See Section 4.3 hereof.

I. "Members" shall mean all of the persons and entities of the Company, each in their capacity as, and for so long as they are a Member of the Company, and any other person or entity hereafter admitted to the Company as a Member of the Company pursuant to the provisions of this Agreement in their capacity as, and for so long as they are, a Member of the Company.

J. "Company" means 2270 Platt, LLC.

K.   "Membership Interest" means the percentage ownership interest of a Member in the Company at any particular time represented by such Member's Membership Units in proportion to the total outstanding Membership Units in the Company, which Membership Interest may be adjusted from time to time as provided in this Agreement.

L.   "Membership Unit" shall mean the number of units of the Company owned by such Member, as shown on **Exhibit A** attached hereto, or a hereafter reflected in the records of the Company.

M.   "Partnership Representative" – shall have the meaning set forth in Section 9.5 hereof.

N.   "Project" has the meaning set forth in Section 1.5 hereof.

O.   "Series A Common Units" shall mean 498 common units hereby designated as "Series A Common Units." All such Series A Common Units are voting units and intended as "profit interest" (as such term is defined and for purposes of revenue procedure 93-27) in the Company. Accordingly, each Series A Common Unit shall have an initial capital account of Zero Dollars ($0.00) and, upon issuance of the Series A Common Units, the Company shall adjust the capital accounts of the Company's other members to the extent necessary and advisable to affect the intent that the Series A Common Units, as of the date of grant, be classified as a "profit interest" (so that if, immediately after the particular grant of a Series A Common Unit, the Company's assets were sold at their fair market value and the then proceeds were distributed and complete liquidation of the Company, the holder's share of such distribution with respect to the Series A Common Units would be Zero Dollars ($0.00). Series A Common Units will be issued to Joseph Jonna, David Eifrid and Matthew Grocoff for their services in developing the Project.

P.   "Series B Common Units" shall mean 400 common units hereby designated "Series B Units". All Series B Units are voting units and will have a preferred annual return of eight percent (8%) on the respective Capital Accounts of each holder.

Q.   "Series C Common Units" shall mean 300 common units hereby designated "Series C Units". Series C Units are voting units will have a preferred annual return of eight percent (8%) on the respective Capital Account of each holder.

R.   "Tax Items" means the Company's income, gain, loss, deduction, and credit as determined for Federal Income Tax purposes. All Tax Items required to be stated separately pursuant to the Code shall be so stated separately.

ARTICLE II

MEMBERS

Section 2.1. **Initial Members**. The "Initial Members" are the persons signing this Operating Agreement.

Section 2.2. Additional Members. If the Mangers determine that it is in the best interest of the Company to admit additional Members ("Additional Members") they may do so and the capital contribution to be made in connection therewith.

Section 2.3. Representations and Warranties. Each Initial Member and each Additional Member subsequent hereto hereby represents and warrants to each other Member and to the Company that (a) if that Member is a corporation, it is duly organized, validly existing and in good standing under the laws of the state of its formation and qualified to do business (to the extent required by applicable law) in the State of Michigan; (b) if that Member is a limited liability company, it is duly organized, validly existing and in good standing under the laws of the state of its formation and qualified to do business (to the extent required by applicable law) in the State of Michigan; (c) if that Member is a partnership, trust, or other entity, it is duly formed, validly existing and in good standing under the laws of the state of its formation and qualified to do business (to the extent required by applicable law) in the State of Michigan and the representations and warranties in subsections (a), (b), and (c) of this section are true and correct with respect to each partner (other than limited partners), trustee or other Member thereof as applicable; (d) that Member has full corporate, limited liability company, partnership, trust, or other applicable power and authority to execute and deliver the Articles and this Agreement, and to perform its obligations hereby and thereunder; (e) all actions necessary for the due authorization, execution, delivery, and performance of the Articles and this Agreement have been duly taken and no consent or approval of any person or governmental authority is required therefor; (f) that Member's execution, delivery, and performance of the Articles and this Agreement shall not violate any agreement or instrument to which that Member is a party or by which its property is bound; and (g) that Member is bound by this Agreement which is enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, or similar laws affecting the enforcement of creditors rights generally, and general principals of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

Section 2.4. Information. In addition to the other rights specifically set forth in this Agreement, each Member is entitled to all information to which that Member is entitled to have access pursuant to Section 503 of the Act under the circumstances and subject to the conditions therein stated, including, without limitation, the books, records of account, business records, the Articles, and this Agreement.

Section 2.5. Liability to Third Parties. Unless provided by law or expressly assumed, a person who is a Member shall not be liable for the acts, debts, or liabilities of the Company, including those under a judgment, decree, or order of a court.

Section 2.6. Voting Rights. Each Member shall be entitled to vote on all matters to be submitted for a vote by the Members, in proportion to such Member's Membership Interest of the Company; and the approval of all such matters shall be by majority vote of the Members (measured with respect to all matters by their Membership Interest) (a "Majority Vote"), unless a higher percentage is required for approval elsewhere in this Agreement. Members shall have the right to vote on the matters set forth in Section 3.3.

Section 2.7. <u>Meetings and Notice</u>. Any Member or Members, with at least twenty-five percent (25%) of the Membership Interests, may call a meeting of the Members for any reasonable time at the principal office of the Company, upon at least five (5) days' notice to all the Members. The notice shall state the nature of the business to be transacted and the matters, if any, upon which the Members will be requested to vote; provided, however, action may be taken on any matter to be brought before the meeting regardless of whether set forth in the notice. All meetings of Members shall be presided over by a chairperson, who shall be a Manager or so designated by the Managers.

Section 2.8. <u>Quorum</u>. Except as otherwise required by the Act or the Articles, the presence of Members (in person or by proxy) owning a majority of the Membership Interests in the Company at a meeting shall be sufficient to constitute a quorum for the transaction of business. Regardless of whether a quorum is present, the meeting may be adjourned by a vote of the Members present. The Members present in person or by proxy at such meeting may continue to do business until adjournment, notwithstanding the withdrawal of Members with a sufficient Membership Interest to leave less than a quorum. At the adjourned meeting at which the requisite quorum shall be represented, any business may be transacted which might have been transacted at the meeting as originally notified.

Section 2.9. <u>Member to Vote in Person or by Proxy</u>. A Member entitled to vote at a meeting of Members or to express consent or dissent without a meeting shall be entitled to vote in person, or by proxy appointed by an instrument in writing authorizing other persons to act. A proxy shall be signed by the Member or authorized agent or representative and shall not be valid after the expiration of three (3) years from its date unless otherwise provided.

Section 2.10. <u>Action by Written Consent</u>. Any action required or permitted to be taken at a meeting of Members may be taken without a meeting, without prior notice, and without a vote, if consents in writing, setting forth the action so taken, are signed by Members representing a majority of the Membership Interests of the Company, and are delivered to the Company. Such written consent may be delivered by facsimile or by e-mail and shall be valid if such consent is expressed in response to an e-mail request for a Member's vote on a matter from the Company. Failure of a Member to respond to the Company's request for a Member's vote on a matter shall be deemed to be a proxy allowing the Managers to vote said Member's Membership Interest as determined by the Managers in their sole discretion. All such consents shall be dated within a period of ninety (90) days from the first date thereof to the last date. Prompt notice of the taking of the action without a meeting by less than unanimous written consent shall be given to Members who have not consented in writing.

Section 2.11. <u>Independent Activities</u>. Any Member may, notwithstanding the existence of this Agreement, engage in whatever other activities such Member chooses, whether the same is competitive with the Company or otherwise, without having incurred any obligation to offer any interest in such activities to the Company or to any other party to this Agreement.

Section 2.12. <u>Transactions Permitted With Members and Affiliates</u>. The Managers may enter into contracts with Members, affiliates of Members, and/or affiliates of a Manager, so long as such contracts are upon commercially reasonable terms and conditions, and Managers shall give written notice to all Members of such contracts, including the identity of the contracting party, and the terms and conditions thereof, within thirty (30) days of execution by a Manager.

Section 2.13. Participation by Communication Equipment. A Member may participate in a meeting of the Members by a conference telephone or by other similar communications equipment through which all persons participating in the meeting may communicate with the other participants. Participation in a meeting pursuant to this section constitutes presence in person at the meeting.

ARTICLE III

MANAGEMENT

Section 3.1 Management by Manager. The Company shall be managed by Joseph Jonna, David Eifrid and Matthew Grocoff ("Managers"). The Members may not remove a Manager without the Manager's consent; except that the Manager may be removed by a vote of the majority of the Membership Interest in the Company under the following circumstances: (a) the Company is in default of any of its financial obligations for more than thirty (30) days or in default of any of its non-monetary obligations and the Manager has not initiated a cure within thirty (30) days of such default; (b) the Manager substantially fails or is unable to perform his duties hereunder; or (c) the Manager commits acts of embezzlement or misappropriation of Company funds, other acts of dishonesty and significant activities harmful to the reputation of the Company by the Manager.

Section 3.2 General Powers. The Managers shall have the authority to preside at meetings and the power to do all things necessary and convenient to carry out the business and affairs of the Company including the following, subject to the limitations stated in Section 3.3:

    A.   Purchase, lease or otherwise acquire any personal property;

    B.   Develop, operate, maintain, sell, transfer, assign, convey, or otherwise dispose of or deal with Company real property;

    C.   Incur debt for Company purposes and mortgage or pledge Company property to secure or provide for the repayment of loans; repay, refinance, modify, extend or consolidate any loan affecting Company real property;

    D.   Open one or more depository accounts and make deposits into and checks and withdrawals against such accounts;

    E.   Incur all reasonable expenditures and pay all obligations of the Company;

    F.   Enter into and execute any and all contracts, agreements, documents or instruments of any kind which the Managers may deem necessary or appropriate for carrying out the purposes of the Company, including without limitation, contracts with developers, owners, suppliers, leases, subleases, easements, deeds, notes, mortgages and other agreements, documents or instruments of any kind or character or amendments of any such documents or instruments necessary to carry on the Company's business;

G.   Acquire and maintain any contract of insurance which the Managers deem necessary or advisable in covering such risks as are appropriate in the discretion of the Managing Member including, without limitation, insurance policies insuring the Company and the Managers against liability, and for the conservation of the Company's property;

H.   Employ, engage or retain and dismiss any person as an employee, agent, independent contractor, advisor, attorney or accountant, or other agents, define their respective duties and establish their compensation or remuneration;

I.   Obtain insurance covering the business and affairs of the Company and its property and on the lives and well-being of its Member employees and agents;

J.   Commence, prosecute or defend any proceeding in the Company's name;

K.   Enter into a construction contracts with contractors selected by Managers for construction of the Project.

L.   Enter into a commission agreement with real estate broker chosen by Managers to sell condominium units constructed in the Project.

M.   Sell the Project property, prior to construction of the Project.

N.   Enter into a Development Agreement with THRIVE Collaborative LLC.

O.   Perform any and all other acts or activities necessary or incidental to the operation of the business of the Company.

Section 3.3. Limitations.

A.   Notwithstanding the authority described in Section 3.2 or any other provisions contained in this Agreement to the contrary, but subject to Section 3.3B, the following actions shall require a vote of at least seventy-five percent (75%) of the holders of Membership Units: (i) amendments to the Articles or this Agreement (provided that any amendment of Section 6.3A shall require a vote of one hundred percent (100%) of all Membership Units); (ii) approval of any merger, consolidation, liquidation, or dissolution except liquidation and dissolution resulting from sale of the Project in the ordinary course; (iii) the guaranty of obligations of any other person or entity, except wholly owned subsidiary limited liability companies and except for endorsement of negotiable instruments for deposit in the ordinary course of business; or (iv) any change in the character of the business and affairs of the Company.

B.   Notwithstanding the authority described in Section 3.2, Section 3.3A or any other provisions contained in this Agreement to the contrary, this Agreement may be amended to designate and describe the rights of any undesignated common units identified in Section 5.1 by a vote of a least fifty-one percent (51%) of the holders of Membership Units.

Section 3.4. Discharge of Duties; Reliance on Reports. A Manager shall discharge his duties as a Manager in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner he reasonably believes to be in the best interests of the Company. A Manager shall not be liable for any monetary damages to the Company for any breach of duties except for fraud, deceit, gross negligence or willful misconduct. In discharging his duties, a Manager may rely on information, opinions, reports or statements, including financial statements and other financial data, if prepared or presented by either of the following:

A.   One or more Members, or employees of the Company whom the Manager reasonably believes to be reliable and competent in the manner presented.

B.   Legal counsel, public accountants, engineers, or other persons as to matters the Manager reasonably believes are within the person's professional or expert competence.

A Manager is not entitled to rely on the information set forth in this section if the Member has knowledge concerning the matter in question that makes reliance otherwise permitted by this provision unwarranted. A Manager is not liable for any action taken as a Manager or any failure to take any action if he performs the duties of his office in compliance with this section.

Section 3.5. Indemnification of Manager and Members.

A.   **Exculpation of Liability**. Unless otherwise provided by law or expressly assumed, a person who is a Member or Manager, or both, shall not be liable for the acts, debts or liabilities of the Company.

B.   **Indemnification**. Except as otherwise provided in this Article, the Company shall indemnify any Manager and may indemnify any employee or agent of the Company who was or is a party or is threatened to be made a party to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal, other than an action by or in the right of the Company, by reason of the fact that such person is or was a Manager, employee or agent of the Company against expenses, including attorney fees, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action, suit or proceeding, if the person acted in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner that such person reasonably believed to be in the best interests of the Company and with respect to a criminal action or proceeding, if such person had no reasonable cause to believe such person's conduct was unlawful. To the extent that a Member, employee or agent of the Company has been successful on the merits or otherwise in defense of an action, suit or proceeding or in defense of any claim, issue or other matter in the action, suit or proceeding, such person shall be indemnified against actual and reasonable expenses, including attorney fees, incurred by such person in connection with the action, suit or proceeding and any action, suit or proceeding brought to enforce the mandatory indemnification provided herein. Any indemnification permitted under this Article, unless ordered by a court, shall be made by the Company only as authorized in the specific case upon a determination that the indemnification is proper under the circumstances because the person to be indemnified has met the applicable standard of conduct and upon an evaluation of the reasonableness of expenses and amounts paid in settlement. This determination and evaluation shall be made by a majority vote of the Members who are not parties or threatened to be made parties to the action, suit or proceeding. Notwithstanding the foregoing to the contrary, no indemnification shall be provided to any Manager, employee or agent of the Company for or in connection with the receipt of a financial benefit to which such person is not entitled, voting for or assenting to a distribution to Members in violation of this Operating Agreement or the Act, or a knowing violation of law.

ARTICLE IV

CAPITAL CONTRIBUTIONS

Section 4.1. Initial Contributions. The interests of the respective Members in the total capital of the Company, as adjusted from time to time to reflect the changes in the Capital Accounts of the Members and the total capital in the Company) is set forth in books and records of the Company. Any Additional Member (other than an assignee of a Membership Interest who has been admitted as a Member) shall make the capital contribution set forth in an admission agreement. No interest shall accrue on any capital contribution and no Member shall have the right to withdraw or to be repaid any capital contribution except as provided in this Operating Agreement.

Section 4.2. Additional Contributions. None of the Members shall be obligated in any manner whatsoever to make any additional capital contributions.

Section 4.3. Capital Accounts. The Company shall establish and maintain a separate capital account ("Capital Account") for each Member, including a substituted Member who shall, pursuant to the provisions hereof, acquire a Membership Interest, on the books and records of the Company, which Capital Account shall be determined and maintained in accordance with the rules of Code Section 704 and the Treasury Regulations thereunder. In the event of a permitted sale or exchange of an Interest or any portion thereof, the Capital Account of the transferor shall become the Capital Account of the transferee to the extent it relates to the transferred Membership Interest or portion thereof so transferred.

Section 4.4. Loans by Members. Should the Company lack sufficient cash to pay its obligations, any Member that may agree to do so may advance all or part of the needed funds to or on behalf of the Company. An advance described in this Section constitutes a loan from the Member to the Company, bears interest at the interest rate agreed to by the Company and the lending Member from the date of the advance until the date of payment, and is not a capital contribution.

Section 4.5.   Use of Capital Contributions. The aggregate of all the contributions to the capital of the Company by the Members and any and all funds received by the Company from any source shall be available to the Company to carry out the purposes of the Company.

Section 4.6.   Return of Capital Contributions; Interest on Capital Contributions.

A.   No Member shall have the right to withdraw from the Company, or to withdraw such Member's Capital Contributions or to demand or receive the return of such Member's Capital Contributions or any part thereof or receive any distributions from the Company, except to the extent otherwise expressly provided in this Agreement.

B.   No interest or other return shall be paid by the Company on any Capital Contributions to the Company, except to the extent otherwise expressly provided in this Agreement.

ARTICLE V

AUTHORIZED UNITS OF MEMBERSHIP INTEREST

Section 5.1.   Number of Authorized Units. The ownership of membership interest shall be divided into units as provided in this Article V. The authorized units of membership interest are:

> 11,298 Common Units of which
>> 498 Units shall be designated Series A Common Units,
>> 500 of which shall be designated Series B Common Units,
>> 300 of which shall be designated Series C Common Units, and
>> 10,000 of which shall be undesignated common units

Section 5.2.   Rights and Preferences of Common Units. All of the authorized common units are of the same class and have equal voting powers, each unit being equal to each other unit, except with respect to the right to distributions which rights are set forth in Section 6.3 A.

ARTICLE VI

ALLOCATIONS OF THE PROFIT, LOSS, AND
DISTRIBUTIONS OF THE COMPANY

Section 6.1.   Allocation of the Profit and Loss of the Company. All profits and losses of the Company shall be allocated to the Members in accordance with the provisions of Code Section 704(b) and the Treasury Regulations thereunder, so that all such allocations have "substantial economic effect" as defined in Code Section 704(b).

Section 6.2.   Allocation Solely for Federal Income Tax Purposes.

A. In the event of the transfer of a Member's Membership Unit or a portion thereof by sale or exchange, or upon the death of a Member, the Company shall, if the person acquiring such Membership Unit or portion thereof so requests and if the Members agree to do so, elect, pursuant to Section 754 of the Code, or any corresponding provision of succeeding law, to adjust the basis of the Company Property. Each Member hereby agrees to provide the Company with all information necessary to give effect to such election.

(1) Any change in the amount of the depreciation deducted by the Company and any change in the gain or loss of the Company, for federal income tax purposes, resulting from such election, shall be allocated entirely to the transferee of the Membership Interest or portion thereof so transferred; provided, however, neither the obligation to contribute additional capital, nor the amount of any cash distributions to the Members shall be affected as a result of such election, and the making of such election shall have no effect except for federal income tax purposes.

(2) A subsidiary account shall be established on the books of the Company for each asset, the basis of which is adjusted as a result of such election, and credited (in the case of a decrease in basis) by the amount of such basis adjustment, and the offsetting credit or debit shall be made to a subsidiary capital account established on the books of the Company for the transferee Member. Any change in the amount of the depreciation deducted by the Company, and any change in the gain or loss of the Company, for federal income tax purposes, attributable to the basis adjustment made as a result of such election shall be debited or credited, as the case may be, to the appropriate subsidiary asset account and the offsetting credit or debit shall be made to the subsidiary capital account of the appropriate Member.

B. In accordance with Code Section 704(c) and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and the initial book value of such property. If the book value of any Company property is adjusted as provided herein, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take into account any variation between the adjusted basis of such asset for federal income tax purposes and the book value of such asset in the same manner as under Code Section 704(c) and the Treasury Regulations thereunder.

Section 6.3. **Distributions**.

A. The Managers may make distributions to the Members from time to time, in accordance with this Section 6.3A. Distributions shall be in cash or property, or partially in both, as determined by the Managers. Distributions may only be made after the Managers determine, in their reasonable judgment, that the Company has sufficient cash on hand which exceeds the current and anticipated needs of the Company to fulfill its business purposes (including needs for operating expenses, debt service, acquisitions, reserves and mandatory distributions, if any).

        (i)   Subject to Section 6.3B, Managers shall make distributions in the following order:

        (a)   First, to Unit holders of all Series of Common Units (except Series A Common Units), pro rata, to the extent of their respective Capital Contributions;

        (b)   Second, to Unit holders of all Series of Common Units (except Series A Common Units), pro rata, to the extent of the applicable preferred annual return, if any, on their respective Capital Contributions;

        (c)   Third, to THRIVE Collaborative LLC in in the amount of its development fee of Four Hundred Ninety Nine Thousand Three Hundred Dollars ($499,3000) due from the Company;

        (d)   Thereafter, sixty percent (60%) to Unit holders of all Series of Common Units (except Series A Common Units), pro rata, and forty percent (40%) to Series A Common Unit holders, pro rata.

        B.   Anything contained in this Agreement to the contrary notwithstanding, no distribution shall be made if, after giving effect to such distribution, all liabilities of the Company, other than liabilities to Members with respect to their interests and liabilities for which the recourse of creditors is limited to specified property of the Company, exceed the fair market value of the Company assets, except that the fair value of property that is subject to a liability for which recourse is limited shall be included in the company assets only to the extent that the fair value of that property exceeds that liability or the distribution would otherwise violate the provisions of the Act.

ARTICLE VII

DISSOLUTION, LIQUIDATION, AND TERMINATION

Section 7.1. Dissolution. The Company is dissolved and its affairs shall be wound up upon the first occurrence of any of the following:

        (a)   at the time specified in the Articles or this Agreement;

        (b)   upon the happening of events specified in the Articles or this Agreement;

        (c)   by the approval of fifty-one (51%) of the Membership Interests;

        (d)   upon the entry of a decree of judicial dissolution.

        (e)   upon the sale of all lots in the Project.

Section 7.2. Certificate of Dissolution. Upon the dissolution and commencement of winding up the Company, a certificate of dissolution shall be duly executed and filed with the Michigan Department of Licensing and Regulatory Affairs containing the information required by the Act.

Section 7.3. Winding Up. Except as otherwise provided in the Articles, this Agreement, or Section 805 of the Act, the Members who have not wrongfully dissolved the Company may wind up the Company's affairs. The Members who are winding up the Company's affairs shall continue to function, for the purpose of winding up, in accordance with the procedures set by the Act, the Articles, and this Agreement, shall be held to no greater standard of conduct than that described by Section 404 of the Act and shall be subject to no greater liabilities than would apply in the absence of dissolution. The Company may sue and be sued in its name and process may issue by and against the Company in the same manner as if dissolution had not occurred. An action brought by or against the Company before its dissolution does not abate because of the dissolution.

Section 7.4. Liquidation and Termination. On dissolution of the Company, the Managers shall serve as liquidator. The Managers shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. The costs of liquidation shall be borne as a Company expense. Until final distribution, the Managers shall continue to operate the Company properties with all of the power and authority of the Managers. The steps to be accomplished by the Managers are as follows:

    A.   As promptly as possible after dissolution and again after final liquidation, the Managers shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

    B.   The Managers shall cause the notice described in Sections 806 and 807 of the Act to be mailed to each known creditor of the claimant against the Company in the manner described in Sections 806 and 807.

    C.   The assets shall be distributed in the following order:

    (i)   to creditors, including Members who are creditors, to the extent permitted by law, in satisfaction of liabilities of the Company other than liabilities for distributions to Members under Section 304 or 305 of the Act. Reasonable provisions shall be made for debts, liabilities, and obligations that are not liquidated but will not be barred under Sections 806 and 807 of the Act.

    (ii)   except as provided in this Agreement, to Members and former Members in satisfaction of liabilities for distributions under Section 304 and 305 of the Act.

    (iii)   to the establishment of such reserves as the Managers deem necessary or advisable to provide for any contingent or unforeseen liabilities or obligations of the Company; provided, however, that after the expiration of such period of time as the Managers deem appropriate, the balance of such reserves remaining after payment of such contingencies shall be distributed in the manner hereinafter set forth; and

(iv) any remaining proceeds shall be distributed to, and allocated among, the Members as provided in Article VI. All distributions pursuant to this Section 7.4(c) (iv) shall be made (and any property liquidated shall be distributed) by the end of the fiscal year of liquidation, or within ninety (90) days after the date of such liquidation, whichever is later; however, the Company may withhold (A) reserves established under Section 7.4(c) (iii) hereof and (B) receivables of the Company for the purpose of collecting such receivables. Any amounts so withheld (or the proceeds of the collection of receivables so withheld) shall be distributed as soon as practicable to, and allocated among, the Members in the ratio of their positive Capital Account balances.

D. Provided, however, before the assets of the Company are distributed as set forth under subsection C., above, the Company shall file tax returns and pay tax obligations as required by Act 122 of the Public Acts of 1941, MCLA Sections 205.1 to 205.31.

E. A reasonable time shall be allowed for the orderly liquidation of the property and assets of the Company and the payment of the debts and liabilities of the Company in order to minimize the normal losses attendant upon a liquidation.

F. Anything contained in this Section 7.4 to the contrary notwithstanding, if the Managers shall determine that a complete liquidation of all of the property and assets of the Company would involve substantial losses or be impractical or ill-advised under the circumstances, the Managers shall liquidate that portion of the assets of the Company sufficient to pay the expenses of liquidation and the debts and liabilities of the Company (excluding the debts and liabilities of the Company to the extent that they are adequately secured by mortgages on or security interests in the assets of the Company), and the remaining property and assets shall be distributed to the Members as tenants-in-common or partitioned in accordance with applicable statutes or distributed in such other reasonable manner as shall be determined by the Managers. If any assets are distributed (or, pursuant to Section 708(b) (1) (B) of the Code, deemed distributed) in kind, such assets shall be distributed (or deemed distributed, as the case may be) in a manner which is consistent with the order of priority set forth in Section 7.4(c) hereof. In determining such order or priority, the Capital Account of each Member shall be credited or debited immediately prior to such distribution with the amount of gain or loss, respectively, with which such Member's Capital Account would be credited or debited if such assets were sold by the Company at their fair market values. Upon distribution of such assets, the Capital Account of each Member shall be debited with the fair market value of any such assets distributed to such Member. All distributions in kind to the Members shall be made subject to the liability of each distributee for costs, expenses, and liabilities theretofore incurred or for which the Company has committed prior to the date of termination and those costs, expenses, and liabilities shall be allocated to the distributee pursuant to this Section. The distribution of cash and/or property to a Member in accordance with the provisions of this Section constitutes a complete return to the Member of its capital contributions and a complete distribution to the Member of its Membership Interest and all the Company's property and constitutes a compromise to which all Members have consented within the meaning of Section 808(1) (c) of the Act. To the extent that a

15

Member returns funds to the Company, it has no claim against any other Member for those funds.

Section 7.5. <u>Deficit Capital Accounts</u>. Notwithstanding anything to the contrary contained in this Agreement, and notwithstanding any custom or rule of law to the contrary, to the extent that the deficit, if any, in the Capital Account of any Member results from or is attributable to deductions and losses of the Company (including non-cash items such as depreciation), or distributions of money pursuant to this Agreement to all Members in proportion to their respective Membership Interest, upon dissolution of the Company, such deficit shall not be an asset of the Company and such Members shall not be obligated to contribute such amount to the Company to bring the balance of such Member's Capital Account to zero.

ARTICLE VIII

<u>LIABILITY</u>

Section 8.1. <u>Liability of Members</u>. Any liability of the Company shall be satisfied out of the assets of the Company, including the proceeds of any liability insurance which the Company may recover. If such assets shall not be sufficient to satisfy such liability, such liability shall not be borne by the Members, except for a liability with respect to which the creditor has obtained the Member's personal liability and/or responsibility. Such Member giving his personal obligation shall be responsible for the entire liability.

ARTICLE IX

<u>ACCOUNTING</u>

Section 9.1. <u>Books and Records</u>. The Company shall keep true, exact, and complete books of account in which shall be entered fully and accurately each and every transaction of the Company. The books of account shall be kept on the cash receipts and disbursements method of accounting unless otherwise determined by the Members. Such books of account, together with all correspondence, papers, and other documents, shall be kept at the principal office of the Company or other office designated by the Members and shall be, at all reasonable times, open to the examination of all or any of the Members or their representatives designated in writing.

Section 9.2. <u>Fiscal Year</u>. The fiscal and the taxable year of the Company shall be the calendar year, or such other fiscal year as shall be selected by the Members.

Section 9.3. <u>Tax Returns</u>. Within seventy-five (75) days after the end of each fiscal year, the Company shall endeavor to prepare and transmit to all Members a schedule of income tax information as required by all taxing authorities with respect to such fiscal year.

Section 9.4. <u>Reports</u>. The Company shall endeavor to furnish to the Members, within seventy-five (75) days after the end of each fiscal year, an annual report containing a balance sheet, a profit and loss statement and a statement showing distributions to the Members and allocations to the Members of income, gains, losses, deductions, and credits. All such statements shall be audited, reviewed, or compiled (as the Members determine) by an independent certified public accountant.

Section 9.5. Partnership Representative. Joseph Jonna is hereby designated as Partnership Representative for the Company and shall have the full right, power, and authority to act for the Company and the Members as Partnership Representative, as defined in Section 6223 of the Code, with all of the rights and responsibilities of that position described in the Code.

ARTICLE X

WITHDRAWAL; TRANSFER OF MEMBERSHIP UNITS

Section 10.1. Withdrawal of Member. A Member does not have the right or power to withdraw from the Company except as otherwise provided herein.

Section 10.2. Bankrupt Members. Subject to the other provisions of this Agreement, if any Member becomes a Bankrupt Member, the Company shall have the option, exercisable by notice from the Company to the Bankrupt Member at any time prior to the one hundred eightieth (180th) day after receipt of notice of the occurrence of the event causing it to become a Bankrupt Member, to buy, and, on the exercise of this option, the Bankrupt Member shall sell its Membership Unit. The purchase price of such Membership Unit shall be an amount equal to the fair market value thereof determined by agreement of the Bankrupt Member and the Company; however, if the Company and the Bankrupt Member do not agree on the fair market value on or before the thirtieth (30th) day after the exercise of the option, either by notice to the other, may require the determination of fair market value to be made by an independent appraiser whose determination shall be final and binding upon all parties. The Company shall pay the fair market value as so determined in four (4) equal cash installments, the first due on closing and the remainder with interest on the unpaid balance, on each of the first three (3) anniversaries thereof, which payment shall be in complete liquidation and satisfaction of all the rights and interests of the Bankrupt Member (and of all persons claiming by, through, or under the Bankrupt Member) and against the Members and constitutes a compromise to which all Members have agreed pursuant to the Act. As used herein, a "Bankrupt Member" shall mean a Member who (i) has been declared bankrupt through the issuance of an order of relief; (ii) has filed a petition in bankruptcy or for reorganization, or to effect a plan or other agreement with creditors; or (iii) has any bankruptcy petition filed against such Member unless discharged within sixty (60) days; or (iv) has filed an answer to a creditor's petition (admitting the material allocations thereof) in bankruptcy or for reorganization or to affect a plan or other arrangement of creditors; or (v) has applied to have a receiver, trustee, or custodian appointed with respect to any of the Member's assets.

Section 10.3. General. Every sale, assignment, transfer, exchange, mortgage, pledge, grant, hypothecation or other disposition of any Membership Interest shall be made only upon compliance with this Article. No Membership Interest shall be disposed of if the disposition would cause a termination of the Company under the Internal Revenue Code of 1986, as amended; without compliance with any and all state and federal securities laws and regulations; and unless the assignee of the Membership Interest provides the Company with the information and agreements that the Members may require in connection with such disposition. Any attempted disposition of a Membership Interest in violation of this Article is null and void ab initio.

Section 10.4 Permitted Dispositions. Subject to the provisions of this Article, a Member may assign such Member's membership interest in the Company in whole or in part. The assignment of a Membership Interest does not itself entitle the assignee to participate in the management and affairs of the Company or to become a Member. Such assignee is only entitled to receive, to the extent assigned, the distributions the assigning Member would otherwise be entitled to receive.

Section 10.5 Admission of Substitute Members. An assignee of a Membership Interest shall be admitted as a substitute Member and shall be entitled to all the rights and powers of the assignor only if the Managers consent. If admitted, the substitute Member has, to the extent assigned, all of the rights and powers, and is subject to all of the restrictions and liabilities of a Member.

Section 10.6 Right of First Refusal. A Member desiring to sell his Membership Interest in a bona fide transaction to a third party shall first serve written notice on the Company and the Managers, offering to sell his Membership Interest and stating: (a) that the Member has received a bona fide offer for the purchase of the Membership Interest, (b) the name and address of the prospective purchaser or purchasers, and (c) the sale price and terms of payment. The Company shall have the option to purchase all, but not less than all, of the Membership Interest offered, which option shall be exercised, if at all, at the same price and on the same terms and conditions as stated in the notice to the Company. If the Company elects to exercise its option to purchase such Membership Interest, it shall do so by notifying the offering Member in writing of its decision within fifteen (15) days of receipt of the notice from such Member. If the Company fails to elect its option to purchase such Membership Interest, then the Managers or their designee shall have the same option as the Company to purchase the Membership Interest. If the Managers or their designee elects to exercise the option to purchase such Membership Interest, they shall do so by notifying the offering Member in writing fifteen (15) days after the election of the Company has expired. If the options set forth in this Section 10.6 are not exercised as required, the offering Member shall be free to sell the Membership Interest but only at the price and on the terms set forth in the notice to the Company and the Managers; provided, however, if such sale is not made within sixty (60) days of the lapse of the options, the Membership Interest shall automatically become subject to the restrictions of this Agreement.


ARTICLE XI

MISCELLANEOUS PROVISIONS


Section 11.1. Notices.

      A.   Any notice, election, demand, request, consent, approval, concurrence, or other communication given or made under any provision of this Agreement shall be deemed to have been sufficiently given or made for all purposes if it is in writing and it is (i) delivered personally to the party to whom it is directed; (ii) delivered personally to any person at the address of the party to whom it is directed; (iii) sent by first class mail, postage and charges prepaid, addressed to the party to whom it is directed. In addition, the consent of a Member in lieu of a meeting otherwise may be given as provided in Section 2.11 of this Agreement. Any

Member may change its address for purposes of this Agreement by giving the other Members notice of such change in the manner hereinbefore provided for the giving of notices.

B.   Except as otherwise provided in this Agreement, any such notice, election, demand, request, consent, approval, concurrence or other communication (i) given or made in the manner indicated in clause (i) or (ii) of Section 10.1.A. hereof, shall be deemed to be given or made on the day on which it is delivered, and (ii) given or made in the manner indicated in clause (iii) of Section 10.1.A).hereof, shall be deemed to be given or made on the second business day after the day on which it was deposited in a regularly maintained receptacle for the deposit of the United States mail.

Section 11.2.   Article and Section Headings. The article and section headings in this Agreement are inserted for identification and convenience only, and they are in no way intended to define or limit the scope or intent of this Agreement or any of the provisions hereof.

Section 11.3.   Construction. Whenever the singular number is used herein, the same shall include the plural, and the masculine gender shall include the feminine and neuter genders. If any language is stricken or deleted from this Agreement, such language shall be deemed never to have appeared herein and no other implication shall be drawn therefrom.

Section 11.4.   Severability. If any provision of this Agreement shall be judicially determined to be illegal, or if the application thereof to any person or in any circumstance shall, to any extent, be judicially determined to be invalid or unenforceable, the remainder of this Agreement, or the application of such provision to persons or in circumstances other than those to which it has been judicially determined to be invalid or unenforceable, shall not be affected thereby, and each provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

Section 11.5.   Governing Law. This Agreement shall be construed and enforced in accordance with, and governed by, the laws and decisions of the State of Michigan.

Section 11.6.   Counterparts. This Agreement may be executed in any number of counterparts, each of which shall, for all purposes, constitute an original and all of which, taken together, shall constitute one and the same Agreement.

Section 11.7.   Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof. This Agreement cannot be amended, modified, or changed orally, but only by an agreement in writing.

Section 11.8.   Arbitration. Any controversy or claim arising out of, under, in connection with, or relating to this Agreement shall be settled by arbitration in Southeast Michigan, in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrators may be entered in a court with appropriate jurisdiction.

Section 11.9.   Benefits Limited to Members. Except as otherwise expressly provided in this Agreement, nothing in this Agreement is intended to confer, and nothing in this Agreement shall confer, any rights or benefits of any kind on any person who is not a Member.

Section 11.10. Further Assurances. The Members will execute and deliver such further instrument and do such further acts and things as may be required to carry out the intent of this Agreement and purposes of the Company.

Section 11.11. Successors and Assigns. Subject to the restrictions on transferability contained herein, this Agreement shall be binding upon, and shall inure to the benefit of, the successors and assigns of the respective parties hereto.

Section 11.12. Title to Company Property. All property owned by the Company shall be owned by the Company as an entity and, insofar as permitted by applicable law, no Member shall have an ownership interest in the Company property in its individual name or right, and each Member's Membership Interest shall be personal property for all purposes.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned Members have executed this Agreement the day and year first above written.

2270 Platt, LLC,
a Michigan limited liability company

By: _____
       Joseph Jonna,
       Manager

_____
Joseph Jonna

_____
David Eifrid

_____
Matthew Grocoff

_____
Mitchell G. Hall

_____
Lori Hanna Hall

EXHIBIT A

Membership Interest

MEMBERS	MEMBERSHIP INTEREST
Joseph Jonna	166 Series A Common Units
David Eifrid	166 Series A Common Units
Matthew Grocoff	166 Series A Common Units
Mitchell G. Hall and Lori Hanna Hall, Joint Tenants with Right of Survivorship	300 Series C Common Units
Reserved for Investors	500 Series B Common Units and 10,000 undesignated common units

IN WITNESS WHEREOF, the undersigned Members have executed this Agreement the day and year first above written.

2270 Platt, LLC,
a Michigan limited liability company

By:
     Joseph Jonna,
     Manager

   2.4.20

Joseph Jonna

                       2.4.20

David Eifrid

                       2.4.20

Matthew Grogoff

                       2/4/20

Mitchell G. Hall

                       2/4/20

Lori Hanna Hall

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